UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2018

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

 (Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Resignation of Chief Executive Officer; Hiring of Replacement

On June 4, 2018, Kornit Digital Ltd. (“Kornit”) announced the resignation of its chief executive officer, Mr. Gabi Seligsohn, and the hiring of his replacement, Mr. Ronen Samuel, effective, in each case, as of August 1, 2018. Despite his resignation, Mr. Seligsohn will continue to serve as a member of Kornit’s board of directors.

A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

The contents of this Form 6-K (excluding the press release serving as Exhibit 99.1 hereto) are hereby incorporated by reference into Kornit’s Registration Statements on Form F-3 (Securities and Exchange Commission (“SEC”) File No. 333-215404) and Form S-8 (SEC File No.’s 333-203970, 333-214015 and 333-217039).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: June 4, 2018	By:	/s/ Guy Avidan
	Name:	Guy Avidan
	Title:	Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press release dated June 4, 2018 entitled “Gabi Seligsohn to Step Down as Chief Executive Officer of Kornit Digital; Ronen Samuel, an Industry Veteran, to Succeed Him”

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